January 22, 2025

David Goeckeler
Chief Executive Officer
Sandisk Corp.
951 Sandisk Drive
Milpitas, CA 95035

       Re: Sandisk Corp.
           Amendment No. 2 to
           Registration Statement on Form 10-12B
           Filed on January 21, 2025
           File No. 001-42420
Dear David Goeckeler:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Form 10-12B filed on January 21, 2025
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Transaction Accounting Adjustments, page 86

1. Please tell us, and revise your disclosures to address, the current status of the debt financing transaction reflected in pro forma adjustment A. Clarify whether confirmed agreements are currently pending with investors, if the terms are consistent with those disclosed here and when you anticipate closing such agreements. Similar revisions should be made to your Capitalization table.
 January 22, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at
202-551-3433 or Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Maggie Yiin